Material Fact

Payment of Interest on Capital

Itaú Unibanco Holding S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders ("IOC") in the amount of R$0.310560 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.263976 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until April 30, 2025. The calculation will be based on the final stockholding position recorded on December 9, 2024, with their shares traded "ex-rights" starting December 10, 2024.

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), November 28, 2024

Gustavo Lopes Rodrigues

Investor Relations Officer

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.